

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2014

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

> **Re:  Century Communities, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted April 8, 2014**
> **CIK No. 0001576940**

Dear Mr. Francescon:

We have reviewed your amended draft registration statement and have the following comments.

Capitalization, page 46

1.  Based on your pro forma balance sheet, it appears to us that pro forma cash should be $43,998.  Please revise as appropriate.

Selected Financial Data, page 50

2.  Please clarify that the dollar values of "backlog at end of period, aggregates sales value" are expressed in thousands since the note at the top of the table implies all dollar amounts under Operating Data-Owned Projects are not expressed in thousands.  This comment also applies to the tables on pages 15 and 53.  Also, please revise the table on page 54 to clarify that the dollar values of "average sales price of backlog" are not expressed in thousands.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

General

3.  Based on your recent acquisition of LVLH and on its level of significance, it appears to us that you should provide certain information related to LVLH's historical results and the expected impact of the acquisition on your future results, including:

- the number of homes sold and the average sales price for LVLH during each of the past two years and the reasons for changes between the periods;

- the gross profit margins related to home sales for LVLH during each of the past two years and the reasons for changes between the periods;

- the reasons why LVLH's historical gross profit margins related to home sales significantly exceeded your historical gross profit margins related to home sales; and

- the expected impact on future gross profit margins of purchase accounting adjustments required to record inventories at fair value.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 54

Non-Controlling Interest, page 56

4.      Please explain the reason for the $1.2 million decrease between 2012 and 2013.

Liquidity and Capital Resources, page 57

Cash Flows – Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 59

5.      It appears to us that the change in net cash provided by financing activities was primarily the result of the net proceeds you received from the sale of your common stock in the May 2013 private placement.  Please revise as appropriate.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 149

6.      Please provide all the disclosures and exhibit required by Item 304 of Regulation S-K.

Century Communities, Inc. Consolidated Financial Statements, page F-1

General

7.      Please disclose the major components of inventories at each period end, as previously provided on page F-14 of Amendment 2 of your Form S-1.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies,  page F-9

Lot Option and Escrow Deposits, page F-13

8.      Please present the table you previously provided on page F-12 of Amendment 2 of your Form S-1 or explain why the table was removed.

Note 17 – Related-Party Transactions, page F-29

9.      We note your response to comment 11 in our letter dated February 28, 2014, however, it is not clear to us that common control existed and it is not clear to us what specific accounting literature you relied on when you recorded the lots you acquired for cash from the related parties at their carrying value and reflected the excess as distributions.  Also, since the related parties who you acquired the lots from were employees, it is not clear to us what, if any, consideration you gave to reflecting the excess you paid as compensation expense.

10.     In regard to the lots you acquired from the related parties for $34.0 million, and determined were not from an entity under common control, it continues to appear to us that since this transaction involved a related party, that you should disclose when the lots were acquired by the related parties and how much they paid for them.

Pro Forma Financial Statements, page F-52

11.     Please provide a more comprehensive explanation of adjustment (d) on page F-57 and explain how you determined it is factually supportable.

        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        *for* Pamela Long
                                        Assistant Director

cc:     Via E-mail
        Mark J. Kelson, Greenberg Traurig, LLP
        William Wong, Greenberg Traurig, LLP